UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

EX-99.1    RAINCHIEF ENERGY NAME CHANGE TO BIT-X FINANCIAL CORP APPROVED EFFECTIVE DATE 2/19/2015

PRESS RELEASE:

For Release – February 18, 2015 – Vancouver, BC – Rainchief Energy Inc. (OTCQB: RCFEF) (the “Company”) today announced that its corporate name change has been approved by FINRA.

Rainchief Energy Inc has changed its name to Bit-X Financial Corp:

New Name: Bit-X Financial Corp.

New CUSIP: 091750109

New Symbol: BITXF

Daily List Announcement Date: 2/18/2015

Market Effective Date: 2/19/2015

The Company will focus on licensing, developing and branding an innovative digital exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell fiat currencies, alternative currencies and crypto-binary options in real time. The Company will operate under the domain www.bitxfin.com and anticipates the platform launch in Q2-2015. More information will be made available as it materializes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: February 18, 2015	By:	/s/ Brad Moynes
Brad J. Moynes

	Title:	President